

November 15, 2012

Via E-mail
Michael R. Pfeiffer, Esq.
Realty Income Corporation
6000 La Terraza Blvd.
Escondido, California 92025-3873

> **Re:** **Realty Income Corporation**
> **Amendments No. 1 & No. 2 to Registration Statement on Form S-4**
> **Filed November 2, 2012 & November 5, 2012**
> **File No. 333-184201**

Dear Mr. Pfeiffer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1

Summary, page 1

Summary of Risk Factors Related to the Merger, page 3

1.   Please include a summary risk factor that discloses the anticipated change in distribution yield to ARCT shareholders as a result of the merger.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

2.   We have reviewed your response to comment 13 in our letter dated October 29, 2012 and your revised disclosure. We note that the current pro forma balance sheet presentation is confusing as it displays certain items, such as draws on Realty Income's line of credit, as part of the total column ARCT Pro Forma. Please revise to either display only the fair value of ARCT assets and liabilities on the face of the pro forma balance sheet, with footnote disclosure of the historical ARCT balance sheet and reconciling items, or create

a separate column on the face of the balance sheet which only includes the adjustments to the fair value of ARCT's assets and liabilities. You should have a separate column for any pro forma adjustments related to the merger transaction, and separate columns for any other pro forma transactions you choose to disclose (e.g., the immediate repayment of ARCT's notes payable and lines of credit payable using Realty Income's unsecured credit facility).

3.   We note that you are presenting the immediate paydown of certain obligations of ARCT using Realty Income's unsecured credit facility. We also note that you appear to have repaid all outstanding borrowings under that credit facility with the proceeds from senior unsecured notes that were issued on October 2, 2012 to free up availability for the ARCT related payments. Please tell us why you have not reflected the paydown of the credit facility with proceeds from the notes in your pro forma financial statements in accordance with Article 11 of Regulation S-X. In addition, please confirm whether any ARCT or Realty Income acquisitions closed after September 30, 2012 or the related financings, or any probable ARCT or Realty Income acquisitions or the related financings, are material.

General (1), page F-7

4.   You disclose on page 2 that the aggregate value of the merger consideration to be received by ARCT stockholders is expected to be approximately $1.8 billion, based on the number of shares of outstanding ARCT common stock and the closing price of Realty Income's common stock on October 31, 2012. We also note that you disclose the purchase price of the ARCT on page F-7 as approximately $3.0 billion, including $1.9 billion of equity to be issued. Other than the assumption of debt, please explain why the purchase price disclosed in the pro formas includes items other than merger consideration and reconcile the disclosures. Furthermore, please tell us why you have not used the most current trading price and amount of outstanding shares for pro forma purposes.

5.   Please clarify in your disclosure if the amount of ARCT 158.6 million common shares outstanding used to determine the merger consideration includes the ARCT common shares that will be issued as a result of the vesting of the ARCT restricted shares and the cashless exercise of the ARCT options.

Assets (2), page F-8

6.   We have reviewed your response to comment 17 in our letter dated October 29, 2012. Please expand upon your disclosure by discussing how the fair values of the assets and liabilities of ARCT were determined when ARCT did its purchase price allocation (i.e., valuation methodologies and significant assumptions used), and how you will determine the fair values of the assets and liabilities in your final determination of the allocation. Additionally, please discuss the significant increase in value of the ARCT assets from the ARCT book value to the fair values you have disclosed, including the reasons for these significant changes in such a short period of time. You disclose on page

F-8 that you made adjustments to the ARCT allocations to reflect reasonable estimations based on your historical experience with similar assets. Please indicate the significance of the adjustments you made and disclose more detail regarding your basis for the adjustments. Furthermore, tell us why you believe the ARCT purchase price allocations still provide a reasonable basis for a current allocation, given significant increases in values overall.

Expense, page F-11

7.   Please clarify the amount of transaction/merger costs that are reflected in the historical income statements of you or ARCT and why you have not removed the costs, as these appear to be non-recurring costs that are directly related to the transaction.

Expense (17)(a), page F-11

8.   It is unclear why you have added an additional 1.8 years to the weighted average remaining lease term of ARCT's portfolio as of the measurement date in order to determine the useful life of the in-place lease assets. Tell us your basis for determining the useful life as of January 1, 2011 rather than utilizing the useful life as of the measurement date in calculating amortization expense. Please advise or revise.

Expense (18), page F-12

9.   We note that you utilize interest rates that were in effect during the periods presented rather than current interest rates when calculating interest expense adjustments. Please expand your disclosure to discuss the expected impact of the current interest rate environment as it relates to your variable interest rate debt.

Expense (18)(c)(iii), page F-12

10.   We note that you did not adjust any interest expense related to the repayment of ARCT's notes payable in 2011, because ARCT's notes payable were not issued until April 2012. Please tell us how this complies with the requirements of Article 11 of Regulation S-X which requires transactions to be reflected as if they occurred on January 1, 2011. Although the notes payable were not issued until April 2012, the proceeds from the notes were used to paydown other debt that was outstanding during 2011; please tell us what consideration you gave to that debt and the impact on the interest expense adjustment.

Expense (19), page F-13

11.   Please revise your pro forma adjustments to general and administrative expenses to eliminate any adjustments that are not factually supportable, including any estimates and any adjustments related to a reduction in workforce. We believe that the assumption that a reduction in workforce will not have any impact on revenues is too uncertain to be considered factually supportable, and, thus, an adjustment to reduce expense is not

appropriate in accordance with Article 11 of Regulation S-X. Furthermore, it appears that your estimates regarding additional general and administrative expense as a result of increased properties and size of your company are expectations, rather than fact, and thus are not appropriate as an adjustment.

Expense (20), page F-13

12.   Please expand this footnote to indicate how you calculated the adjustment.

Amendment No. 2

Exhibit 5.1 - Legality Opinion

13.   Please refer to assumption (f) in the opinion. We note you assume that the merger agreement has been duly authorized. This seems integral to the opinion in paragraph 2. Please revise or advise us why this assumption is appropriate.

Exhibit 8.2 - Tax Opinion by Proskauer Rose LLP

14.   Refer to the fourth paragraph on page 2 of the opinion. We do not understand the significance of the second sentence. Please explain to us the meaning of this sentence and clarify for us the views of counsel and the registrant as to the responsibility to file an updated opinion to the extent this opinion is no longer accurate as of the time of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: William J. Cernius, Esq.